UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 52687/October 27, 2005

ADMINISTRATIVE PROCEEDING
File No. 3-12030

_____

In the Matter of	:	
	:	
ADVANCED MEDIA, INC., AMERICAN	:	ORDER MAKING FINDINGS AND
FILM TECHNOLOGIES, INC.,	:	REVOKING REGISTRATION BY
AMERIQUEST TECHNOLOGIES, INC.,	:	DEFAULT AGAINST ADVANCED
BPI PACKAGING TECHNOLOGIES,	:	MEDIA, INC.
INC., CML GROUP, INC.,	:	
COMPOSITECH, LTD., DISPATCH	:	
MANAGEMENT SERVICES CORP., and	:	
EGLOBE, INC.	:	

_____

The Securities and Exchange Commission (Commission) initiated this proceeding with an Order Instituting Proceedings (OIP) on September 7, 2005, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement (Division) served Respondent Advanced Media, Inc. (Advanced Media), through the Delaware Secretary of State on September 9, 2005. Subsequently, Advanced Media, through its representative Hans Kaemmlien, appeared at a prehearing conference on October 3, 2005, and stated that the company would consent to an entry of an order of default. To date, Advanced Media has not filed an Answer. See 17 C.F.R. §§ 201.141(a), .220(b); OIP at 4. On October 19, 2005, the Division filed a motion requesting that an order of default be entered, inter alia, against Advanced Media, and the company has not opposed the Division's motion. See 17 C.F.R. § 201.154(b).

Accordingly, Advanced Media is in default for failing to answer the OIP, respond to a dispositive motion, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a)(2), .220(f). As authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

Advanced Media (CIK 932779) is a Delaware corporation located in Bohemia, New York, with common stock registered with the Commission under Section 12(g) of the Exchange Act. Advanced Media is delinquent in its periodic filings, having last filed a periodic report for the period ending September 30, 1998, and has a void status with the Secretary of State of Delaware. Advanced Media reported assets of $1,161,211, liabilities of $2,680,524, and a net loss of

$1,366,230 for the nine months ending September 30, 1998. Advanced Media's common stock was quoted on the Pink Sheets as of August 26, 2005. For the six months ending March 25, 2005, Advanced Media had an average daily trading volume of 30,032 shares.

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers with classes of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g) of the Exchange Act. Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB).

Advanced Media has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. In view of the above, I find it necessary and appropriate for the protection of investors to revoke the registration of each class of Advanced Media's securities.

ORDER

IT IS SO ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of securities of Respondent Advanced Media, Inc., is hereby REVOKED.

_____
Lillian A. McEwen
Administrative Law Judge